Ruth’s Chris Steak House

500 International Parkway, Suite 100

Heathrow, FL 32746

(407) 333-7440 Main    (407) 833-9625 Fax

April 19, 2007

Linda Cvrkel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Heather Clark

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ruth’s Chris Steak House, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 000-51485

Dear Ms. Cvrkel and Ms. Clark:

We are requesting an extension of the time to respond to the Staff’s comments sent to Craig S. Miller, the Company’s chief executive officer, on April 5, 2007, to enable my staff and KPMG LLP, our independent accountants, to complete their internal review of our response letter, we would like to request an extension until Friday, May 4, 2007 to complete and submit our response.

Please let me know if this timing is acceptable. If you have any questions, please feel free to call me at 407-829-3452.

Sincerely,

/s/ Thomas J. Pennison, Jr.
Thomas J. Pennison, Jr.
Chief Financial Officer

cc:	Gregory C. Vogelsperger, Kirkland & Ellis LLP